Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2004	Years Ended December 31,
		2003	2002	2001	2000
	(In thousands)
Net income (loss)	$187,616	$35,282	$(149,132)	$(567,277)	$(1,411,273)
Equity in losses of equity-method investees	—	436	4,169	30,327	304,596

Net income (loss) before equity in losses of equity-method investees	187,616	35,718	(144,963)	(536,950)	(1,106,677)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	53,786	129,979	142,925	139,232	130,921
Assumed interest element included in rent expense	3,019	5,718	6,205	8,880	10,773

	56,805	135,697	149,130	148,112	141,694

Adjusted earnings (loss)	244,421	171,415	4,167	(388,838)	(964,983)
Fixed charges	(56,805)	(135,697)	(149,130)	(148,112)	(141,694)

Excess (deficiency) in earnings to cover fixed charges	$187,616	$35,718	$(144,963)	$(536,950)	$(1,106,677)

Ratio of earnings to fixed charges (1)	4.30	1.26	0.03	(2.63)	(6.81)

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.